PORTER HOLDING INTERNATIONAL, INC.

Guowei Industrial Building #125, Guowei Road, Liantang, Luohu

Shenzhen, Guangdong, China, 518004

Julie Griffith

United States Securities and Exchange Commission,

100 F Street, NE

Washington, DC  20549

July 13, 2017

Re:                             Porter Holding International, Inc.

Amendment No. 3 to

Current Report on Form 8-K

Filed June 19, 2017

File No. 333-196336

Dear Ms. Griffith,

On behalf of Porter Holding International, Inc. (formerly known as Uni Line Corp.) (the “Company”), I hereby submit the Company’s responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 5, 2017 with respect to the above reverenced Current Report on Form 8-K filed on April 7, 2017, as amended on May 23, 2017 and June 19, 2017 (the “Form 8-K”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise. Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 4 to the Form 8-K (the “Amendment No. 4”) in response to the Staff’s comments.

Our Business Plan, page 6

Offline Product – Porter City, page 6

1. We note your response to our prior comment 1 and reissue in part. Please revise this section to clarify whether you currently own or operate any offline physical business facilities, as described in this section. If not, please revise to clarify that this portion of your business plan is aspirational.

COMPANY RESPONSE: We have revised our disclosure under “Our Business Plan” in the Amendment No.4 to indicate that we currently do not own or operate any offline physical business facilities.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin (Qixiang) Sun at (202)-618-1519, of Bevilacqua PLLC, our outside counsel.

Sincerely,

/s/ Zonghua Chen
Zonghua Chen, President